CYBEX INTERNATIONAL, INC.

10 Trotter Drive

Medway, MA 02053

August 17, 2011

Via EDGAR

Loan Lauren P. Nguyen, Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Cybex International, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 31, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 14, 2011

File No. 001-08146

Ladies and Gentlemen:

On behalf of Cybex International, Inc. (“Cybex” or the “Company”), I submit this response to the comments of the Staff received by letter dated August 11, 2011, relating to the above referenced filings.

For convenience, I have recited below the comments of the Staff, followed by our response:

Schedule 14A

Executive Compensation, page 10

The Compensation Decision-Making Process, page 10

1. We note your disclosure that you benchmark your named executive officers’ compensation to the median of a peer group of companies referenced in your 10-K. In future filings, please identify here the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to item 402(b)(2) (xiv) of Regulation S-K.

Response: This will confirm that, in future filings, we will specifically identify those companies composing the peer group in the performance graph included within our Form 10-K, when indicating that the Compensation Committee studies the proxy statement compensation sections of such companies as part of its deliberative process.

This further confirms that, in future filings, we will disclose the degree to which the Compensation Committee considers such companies comparable to Cybex.

*        *        *

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to this response, please do not hesitate to contact me at 856-354-2200.

Sincerely,

CYBEX INTERNATIONAL, INC.

By:	/s/ Arthur W. Hicks, Jr.,
Arthur W. Hicks, Jr.,
President, Chief Operating Officer and Chief Financial Officer

cc:	John Aglialoro, CEO

James H. Carll, Archer & Greiner

Thomas Mooney, KPMG